Exhibit 99.4

Bezeq the Israel Telecommunication
Corporation Limited

Condensed Separate Interim
Financial Information as at March 31, 2013

 (Unaudited)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company.  The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect.  This translation was prepared for convenience purposes only.

Condensed Separate Interim Financial Information as at March 31, 2013 (unaudited)

Contents	Page

Auditors’ Report	2

Condensed Separate Interim Financial Information as at March 31, 2013 (unaudited)
Condensed information pertaining to the Interim Financial Position	3
Condensed information pertaining to the Interim Profit or Loss	5
Condensed information pertaining to the Interim Comprehensive Income	6
Condensed information pertaining to the Interim Cash Flows	7
Notes to the condensed separate interim financial information	9

Somekh Chaikin 8 Hartum Street, Har Hotzvim PO Box 212, Jerusalem 91001 Israel	Telephone 972 2 531 2000 Fax 972 2 531 2044 Internet www.kpmg.co.il

To:
The Shareholders of “Bezeq”- The Israel Telecommunication Corporation Ltd.

Subject: Special auditors’ report on separate interim financial information according to Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970

Introduction

We have reviewed the separate interim financial information presented in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970 of “Bezeq”- The Israel Telecommunication Corporation Ltd. (hereinafter – “the Company”) as of March 31, 2013 and for three month period then ended. The separate interim financial information is the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We did not review the separate interim financial information of investee companies the investments in which amounted to NIS 215 million as of March 31, 2013, and the profit from these investee companies amounted to NIS 1 million for the three month periods then ended. The financial statements of those companies were reviewed by other auditors whose review reports thereon were furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial statements of such companies, is based solely on the said review reports of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of separate interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information was not prepared, in all material respects, in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970.

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Company which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 4.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)

May 12, 2013

Condensed Separate Interim Financial Information as at March 31, 2013 (unaudited)

Condensed information pertaining to the interim Financial Position as at March 31

	March 31, 2013	March 31, 2012		December 31, 2012
	(Unaudited)	(Unaudited)		(Audited)
	NIS million	NIS million		NIS million
Assets
Cash and cash equivalents	170	663		221
Investments, including derivatives	1,506	1,291		1,071
Trade receivables	743	783		740
Other receivables	260	251		208
Dividend received from investees	371	-		-
Inventory	25	17		13
Loans to investees	474	599		465
Assets classified as held for sale	94	25		44
Total current assets	3,643	3,629		2,762

Investments, including derivatives	71	79		67
Trade and other receivables	120	110		128
Property, plant and equipment	4,338	4,369		4,403
Intangible assets	350	384		355
Investment in investees	5,878	6,512		6,061
Loans to investees	977	1,685		1,016
Deferred tax assets	53	181	*	111	*
Total non-current assets	11,787	13,320		12,141

Total assets	15,430	16,949	14,903

Condensed Separate Interim Financial Information as at March 31, 2013 (unaudited)

	March 31, 2013	March 31, 2012		December 31, 2012
	(Unaudited)	(Unaudited)		(Audited)
	NIS million	NIS million		NIS million
Liabilities
Debentures, loans and borrowings	1,056	679		1,132
Trade payables	93	222		149
Other payables, including derivatives	631	736		493
Current tax liabilities	487	424		447
Provisions (Note 4)	109	157		139
Employee benefits	192	310	*	216	*
Dividend payable	981	982		969
Total current liabilities	3,549	3,510		3,545

Debentures	4,579	5,031		4,581
Loans	4,049	3,996		4,049
Employee benefits	218	202	*	219	*
Other liabilities	68	37		54
Dividend payable	-	935		-
Total non-current liabilities	8,914	10,201		8,903

Total liabilities	12,463	13,711		12,448

Equity
Share capital	3,837	3,830		3,837
Share premium	100	80		100
Reserves	623	606		608
Deficit	(1,593)	(1,278	)*	(2,090	)*
Total equity attributable to equity holders of the Company	2,967	3,238		2,455
Total liabilities and equity	15,430	16,949		14,903

/s/ Shaul Elovitch	/s/ Stella Handler	/s/ David "Dudu" Mizrachi
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

Date of approval of the financial statements: May 12, 2013

* Reclassified due to retrospective application of IAS 19 Employee Benefits, see Note 1.3The attached notes are an integral part of these condensed separate interim financial information.

The attached notes are an integral part of these condensed separate interim financial information.

Condensed Separate Interim Financial Information as at March 31, 2013 (unaudited)

Condensed information pertaining to the Interim Profit or Loss

	Three months ended		Year ended
	March 31		December 31
	2013	2012	2012
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Revenues (Note 2)	1,129	1,199	4,630

Cost of Activities -
Depreciation and amortization	167	178	730
Salaries	270	267	1,036	*
Operating and general expenses (Note 3)	230	237	1,033
Other operating expenses (income), net	(73)	(22)	(128)
	594	660	2,671

Operating profit	535	539	1,959
Financing expenses (income)
Financing expenses	129	120	581	*
Finance revenues	(77)	(71)	(322)
Financing expenses, net	52	49	259

Profit after financing expenses, net	483	490	1,700
Share in earnings of investees, net	149	254	654
Profit before income tax	632	744	2,354
Income tax	135	162	493	*
Profit for the period attributable to the owners of the Company	497	582	1,861

* Reclassified due to retrospective application of IAS 19 Employee Benefits, see Note 1.3

The attached notes are an integral part of these condensed separate interim financial information.

Condensed Separate Interim Financial Information as at March 31, 2013 (unaudited)

Condensed Interim Statement of Comprehensive Income

	Three months ended		Year ended
	March 31		December 31
	2013	2012	2012
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Profit for the period	497	582	1,861 *

Items of other comprehensive income
Actuarial gains (losses) net of tax	-	-	(15)
Other items of othe comprehensive income for the period, net of tax	7	-	(3)

Other comprehensive income (loss), net of tax
Investees	-	(6)	(9)
Other comprehensive income (loss), net of tax	7	(6)	(27)

Total comprehensive income for the period attributable to equity holders of the Company	504	576	1,834

* Reclassified due to retrospective application of IAS 19 Employee Benefits, see Note 1.3

The attached notes are an integral part of these condensed separate interim financial information.

Condensed Separate Interim Financial Information as at March 31, 2013 (unaudited)

Condensed Interim Statement of Cash Flows

	Three months ended		Year ended
	March 31		December 31
	2013	2012	2012
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	497	582	1,861	*
Adjustments:
Depreciation	141	157	635
Amortization of intangible assets	26	21	95
Profits of investees accounted by the equity method, net	(149)	(254)	(654)
Financing expenses, net	88	52	309
Capital gain, net	(47)	(24)	(150)
Share-based payment transactions	8	20	73
Income tax expenses	135	162	493 *
Expenses (income) for derivatives, net	(4)	5	-

Change in inventory	(12)	(5)	-
Change in trade and other receivables	(33)	(71)	(61)
Change in trade and other payables	45	90	(133)
Change in provisions	(30)	(5)	(24)
Change in employee benefits	(25)	(32)	(131)*
Change in deferred income	6	7	25

Net cash from financing activities (used for) due to transactions with investees	(25)	8	(18)
Net income tax paid	(60)	(62)	(311)
Net cash from operating activities	561	651	2,009

* Reclassified due to retrospective application of IAS 19 Employee Benefits, see Note 1.3

The attached notes are an integral part of these condensed separate interim financial information.

Condensed Separate Interim Financial Information as at March 31, 2013 (unaudited)

Condensed Interim Statements of Cash Flows (cont.)

	Three months ended		Year ended
	March 31		December 31
	2013	2012	2012
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Cash flows from investing activities
Investment in intangible assets	(21)	(36)	(136)
Proceeds from the sale of property, plant and equipment	42	46	300
Acquisition of financial assets held for trading and others	(432)	(1,100)	(2,457)
Proceeds from the sale of financial assets held for trading and others	-	750	2,329
Purchase of property, plant and equipment	(162)	(233)	(822)
Proceeds (payment) for derivatives	3	4	14
Proceeds from disposal of investments and long-term loans	(4)	(3)	7
Interest and dividends received	2	2	9
Increase in the rate of holding in a subsidiary	-	-	(77)
Net cash from (used in) investment activities due to transactions with investees	62	(403)	1,323
Net cash from financing activities (used for activities)
Investment	(510)	(973)	490
Cash flow from finance activities
Bank loans received	-	-	650
Repayment of bank loans	(75)	(77)	(204)
Repayment of debentures	-	-	(327)
Dividend paid	-	-	(3,071)
Interest paid	(27)	(34)	(436)
Net proceeds for derivatives	-	-	7
Proceeds from exercise of options	-	-	7
Net cash used for financing activities	(102)	(111)	(3,374)

Increase (decrease) in cash and cash equivalents	(51)	(433)	(875)
Cash and cash equivalents at beginning of period	221	1,096	1,096
Cash and cash equivalents at the end of the period	170	663	221

The attached notes are an integral part of these condensed separate interim financial information.

Condensed Separate Interim Financial Information as at March 31, 2013 (unaudited)

Notes to the condensed separate interim financial information

1.	Manner of preparing financial information

1.1.
Definitions

“The Company” -   Bezeq The Israel Telecommunication Corporation Limited.

"Investee", the "Group", "Subsidiary" - as these terms are defined in the Company's consolidated financial statements for 2012.

1.2.
Principles used for preparing financial information

The condensed separate interim financial information is presented in accordance with Regulation 38(D) of the Securities Regulations (Periodic and Immediate Reports),1970 ("the Regulation") and the Tenth Addendum of the Securities Regulations (Periodic and Immediate Reports),1970 ("the Tenth Addendum") with respect to the separate interim financial information of the corporation.  They should be read in conjunction with the separate financial information for the year ended December 31, 2012 and in conjunction with the condensed consolidated interim financial statements as at March 31, 2013 ("the Consolidated Financial Statements").

The accounting policies used in these condensed separate interim financial information are in accordance with the accounting policies set out in the separate financial information as of and for the year ended December 31, 2012.

1.3.
Retrospective Application of Accounting Policies

Beginning January 1, 2013, the Company applies the amendment to IAS 19 - Employee Benefits ("the Amendment") As a result of the application of the Amendment, the method used for measuring liabilities with respect to annual leave days was changed. Furthermore on the date of first time application of the Amendment the Company recognized the total liabilities pertaining to employees transferred from the civil service to the Company which, until said date, was accounted as historic service costs and the Company was required to recognize this cost over a projected service period. The Amendment was adopted through retrospective application by way of restatement of the financial statements. As a result, the Company restated its statement of income for 2012, by recording an increase in net profit in the amount of NIS 3 million.  The Company also recorded a decrease in equity at March 31, 2012 and December 31, 2012 in the amounts of NIS 8 million and 5 million, respectively.

2.	Revenues

	Three months ended		Year ended
	March 31		December 31
	2013	2012	2012
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Fixed-line telephony	510	588	2,254
Internet - infrastructure	310	296	1,166
Transmission and data communication	247	245	976
Other services	62	70	234
	1,129	1,199	4,630

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2012 (Unaudited)

3.        Operating and general expenses

	Three months ended			Year ended
	March 31			December 31
	2013	2012		2012
	(Unaudited)	(Unaudited)		(Audited)
	NIS million	NIS million		NIS million
Interconnectivity and payments to communications operators	57	75		281
Marketing and general expenses	44	8	*	159
Terminal equipment and materials	27	24		111
Maintenance of buildings and sites	59	63		245
Services and maintenance by sub-contractors	16	20		73
Vehicle maintenance expenses	20	19		83
Royalties and others	7	28		81
	230	237		1,033

*
On April 2, 2012 the settlement between the Company and the Ministry of Communications, with regard to the State authorities' claims for payment of frequency fees in Judea, Samaria and Gaza, was given the validity of judgement. As a result of the settlement, in the first quarter of 2012, the Company reduced its liability to pay frequency fees and decreased its operating and general expenses by NIS 37 million and financing expenses by NIS 13 million.

4.	Contingent Liabilities

During the normal course of business, legal claims were filed against the Company or there are various pending claims (“in this section: “Legal Claims”).

In the opinion of the Company's management, based, inter alia, on legal opinions as to the likelihood of success of these litigations, the financial statements include appropriate provisions in the amount of NIS 109 million, where provisions are required to cover the exposure arising from such litigation.

In the Company's opinion, the additional exposure (exceeding the foregoing provisions), as of March 31, 2013 due to legal claims filed against the Company on various matters, which are unlikely to be realized, amounts to a total of NIS 2 billion. Of this amount, NIS 361 million is for a claim filed against the Company and other associates without specifying the portion of the amount claimed from each of the plaintiffs. In addition, there is further exposure in the amount of NIS 52 million for claims, the success of which cannot be assessed at this stage. All the foregoing amounts are linked to the consumer price index and are before the addition of interest.

Furthermore, other claims have been filed against the Company as class actions with respect to which the Company has additional exposure beyond the aforesaid amounts, which cannot be quantified as the exact amounts of the claims are not stated in the claims.

Subsequent to the date of the report, claims for which exposure amounted to NIS 351 million were concluded.

For further information concerning contingent liabilities see Note 6 to the Consolidated Financial Statements, Contingent Claims.

5.	Dividends from Investees

5.1.	On March 3, 2013 the board of directors of Pelephone Communications Ltd. decided to distribute a dividend in cash to the Company in the amount of NIS 287 million in May 2013.

5.2.	On March 5, 2013 the board of directors of Bezeq International Ltd. decided to distribute a dividend in cash to the Company in the amount of NIS 84 million in May 2013.